             UNITED STATES OF AMERICA

   BEFORE THE SECURITIES AND EXCHANGE COMMISSION


______________________________________________
                                              :
              In the Matter of                :
                                              :
  AMERICAN ELECTRIC POWER COMPANY, INC.       :  CERTIFICATE OF
              Columbus, Ohio                  :  NOTIFICATION
                                              :  NO. 8
                 (70-8293)                    :
                                              :
Public Utility Holding Company Act of 1935    :
______________________________________________:


THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC., and certain of its electric utility subsidiaries, in accordance with the terms and conditions of, and for the purposes represented by, the Application or declaration herein, as amended, the order of the Securities and Exchange Commission with respect thereto, dated December 21, 1993, has carried out the transactions listed below:
1.American Electric Power Company, Inc. made a cash capital contribution to its subsidiary, Columbus Southern Power
Company in the amount of $15,000,000; Kentucky Power Company in the amount of $10,000,000; and, Kingsport Power Company in the amount of $2,000,000, during the calendar quarter ended December 31, 1995.

2.American Electric Power Company Inc., AEP Generating Company, Columbus Southern Power Company, Indiana Michigan Power
Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, and Wheeling Power Company made short-term note borrowings from banks during the calendar quarter ended
December 31, 1995; American Electric Power Company, Inc., Appalachian Power Company, Columbus Southern Power Company, and Indiana Michigan Power Company, sold commercial paper to Lehman Brothers Commercial Paper, Incorporated; Appalachian
Power Company sold commercial paper to First Chicago Capital Markets, Inc.; Columbus Southern Power Company sold commercial paper to Citicorp Securities Markets; Indiana Michigan Power Company and Ohio Power Company sold commercial paper to Goldman Sachs Money Markets, L.P.; and Kentucky Power Company sold commercial paper to Merrill Lynch Money Markets, Incorporated, during the calendar quarter ended December 31, 1995.
These note borrowings from banks and commercial paper transactions, if any, are summarized on the attached computer printouts for each company. Bank note borrowings are indicated as "BL" and Commercial Paper transactions by each company are indicated as "CP".
The interest rate for each transaction involving note borrowings from banks in the report is calculated on an interest-bearing basis and a 360-day year. The interest rate for each commercial paper transaction is calculated on a discounted basis and a 360-day year. The actual prime rates in effect during the quarter are set forth in Exhibit B and a "past tense" Opinion of Counsel as to all of the transactions authorized by the Order is filed herewith as Exhibit C.
This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the calendar quarter during which the above-described transactions were consummated.

                  AMERICAN ELECTRIC POWER COMPANY, INC.
                  AEP GENERATING COMPANY
                  APPALACHIAN POWER COMPANY
                  COLUMBUS SOUTHERN POWER COMPANY
                  INDIANA MICHIGAN POWER COMPANY
                  KENTUCKY POWER COMPANY
                  KINGSPORT POWER COMPANY
                  OHIO POWER COMPANY
                  WHEELING POWER COMPANY



                  By:____/s/ A. A. Pena_____
                     Treasurer


Dated:  January 22, 1996

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                     EXHIBIT A



          AMERICAN ELECTRIC POWER SYSTEM

          Schedule of Monthly Prime Rates
     Fourth Quarter of the Calendar Year 1995



             Month               Actual Prime Rates*


   October 1 - December 19            8.75%

   December 20 - December 31          8.50%



* Represents the prime commercial lending rates of major New
York City banks as reported in The Wall Street Journal.


























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614-223-1649


                                                       EXHIBIT B
January 22, 1996


Securities & Exchange Commission
Washington, D.C.   20549

RE:  Opinion of Counsel - Order No. 70-8293

I have acted as counsel for American Electric Power Company, Inc. ("American") in connection with the short-term financing program of American in effect from January 1, 1994, to December 31, 1995, pursuant to which certain subsidiaries of American, namely, AEP Generating Company, Appalachian Power Company, Central Ohio Coal Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kanawha Valley Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, and Wheeling Power Company (collectively "Subsidiaries") borrowed short-term funds in an aggregate amount not in excess of the maximum amount authorized by your Commission and pursuant to which Ameircan made cash capital contributions to its public utility subsidiaries, Appalachian Power Company, Columbus Southern Power Company, Kentucky Power Company, and Kingsport Power Company. Borrowings made under such financing program were effected through the issuance and sale of short-term notes to banks, the sale of commercial paper for resale to a dealer in commercial paper for resale to institutional investors and the making of unsecured borrowings in the form of promissory notes through money market facilities -- all as specified in the Application or Declaration on Form U-1 and all amendments filed thereto with your Commission in File No. 70-8293.

In connection with said financing program, I have examined, among other things, the following: the Application or Declaration on Form U-1 and all amendments thereto filed by American and its subsidiaries with your Commission in File No. 70-8293; the resolutions adopted by the Board of Directors of American authorizing the short-term financing program and the filing of said Application or Declaration on Form U-1; and the Orders of the Securities and Exchange Commission, the Virginia State Corporation Commission, and the West Virginia Public Service Commission authorizing the foregoing transactions.

In my opinion, (a) all requisite action has been taken that was necessary to make valid the issuance and sale of such short-term notes to banks, the sale of such commercial paper, and the making of such unsecured borrowings in the form of promissory notes through money market facilities by Subsidiaries and the making of equity investments by American in its public utility subsidiaries; (b) the transactions have been carried out in accordance with the Application or Declaration on Form U-1 -- the cash capital contributions having been made as described in Certificates of Notification and the issuance and sale of such commercial paper, and the making of such unsecured borrowings in the form of promissory notes through money market facilities having taken place under the circumstances described in Certificates of Notification previously filed with your Commission, and in such short-term notes to banks, commercial paper, and promissory notes, which will mature prior to June 30, 1996; (c) American and each of the Subsidiaries are validly organized and duly existing corporations and such short-term notes to banks, commercial paper, and promissory notes were valid and binding obligations of Subsidiaries in accordance with their terms; and (d) the consummation of the transactions did not violate the legal rights of the holders of any securities issued by American, Subsidiaries, or any associate company thereof.


Very truly yours,



Ann B. Graf

/brh


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